SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                17 February 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 17 February 2005 re: Director Shareholding



                 Secretary's Department   Direct line: 020-7356 1034
                 25 Gresham Street        Network: 7-400 1034
                 London                   Switchboard: 020-7626 1500
                 EC2V 7HN                 Facsimile: 020-7356 1038
                                          Network Fax: 7-400 1038
                 TNT: 89                  email: sharon.slattery@lloydstsb.co.uk


The London Stock Exchange
RNS
10 Paternoster Square                                      17th February, 2005
London EC4M 7LS


Dear Sirs,

Lloyds TSB Group plc ordinary shares of 25p each

Notification of interests of directors

Hill Samuel Offshore Trust Company Limited, as trustee of the Lloyds TSB Group employee share ownership trust, today transferred 2,646 shares to an individual or individuals, who had exercised share options granted under the group's employee share schemes, as compensation for the special dividend of 68.3p per share which was paid to former TSB Group plc shareholders in 1996, following the merger with Lloyds Bank Plc, but which was not paid to optionholders.

The following directors, together with some 77,000 other employees, are potential beneficiaries of the trust and are therefore to be treated as interested in the remaining 1,461,522 shares held by the trust.


     Mr. J.E. Daniels
     Mr. M.E. Fairey
     Mr. A.G. Kane
     Mr. D.P. Pritchard
     Mr. G.T. Tate

                                Mr. M.A. van den Bergh
                                Mrs. H.A. Weir

This notification is made to comply with paragraph 16.13 of the listing rules.

Yours faithfully,



Sharon Slattery
Senior Assistant Secretary


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     17 February 2005